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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                       UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)*

                           APROPOS TECHNOLOGY, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03833410
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               SEPTEMBER 26, 2005
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
      Schedule is filed:

             [ ] Rule 13d-1(b)
             [ ] Rule 13d-1(c)
             [X] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 13 Pages

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CUSIP NO. 03833410                      13G        PAGE     2   OF     13  PAGES
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                                  SCHEDULE 13G

Item 1(a).  NAME OF ISSUER:  Apropos Technology, Inc. (the "Issuer").
            --------------

Item 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 1 Tower Lane, Suite
            -----------------------------------------------
            2850, Oak Brook Terrace, IL 60181.

Item 2(a). NAMES OF PERSONS FILING: ARCH Venture Fund II, L.P. ("ARCH Venture Fund II"); ARCH II Parallel Fund, L.P. ("ARCH II Parallel Fund"); ARCH Management Partners II, L.P. ("ARCH Management Partners II"); ARCH Venture Partners, L.P. ("AVP LP"); ARCH Venture Corporation ("ARCH Venture Corporation"); ARCH Venture Fund III, L.P. ("ARCH Venture Fund III"); ARCH Venture Partners, L.L.C. ("AVP LLC") (collectively, the "Reporting Entities" and individually, each a "Reporting Entity") and Steven Lazarus ("Lazarus"), Keith Crandell ("Crandell"), Robert Nelsen ("Nelsen") and Clinton Bybee ("Bybee") (collectively, the "Managing Directors" and individually, each a "Managing Director"). The Reporting Entities and the Managing Directors collectively are referred to as the "Reporting Persons".

Item 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 8725 W.
            -----------------------------------------------------------
            Higgins Road, Suite 290, Chicago, IL  60631.

Item 4.     OWNERSHIP.
            ---------

            (a)   Amount beneficially owned:

                  ARCH Venture Fund II is the record owner of 1,412,133 shares of Common Stock (the "ARCH Venture Fund II Shares") as of September 26, 2005. ARCH II Parallel Fund is the record owner of 142,002 shares of Common Stock (the "ARCH II Parallel Fund Shares") as of September 26, 2005. ARCH Venture Fund III is the record owner of 995,024 shares of Common Stock (the "ARCH Venture Fund III Shares") and a warrant for the purchase of 27,046 shares of Common Stock ("ARCH Venture Fund III Warrant" and, together with the ARCH Venture Fund III Shares, the ARCH II Parallel Fund Shares and the ARCH Venture Fund II Shares, the "Record Shares") as of September 26, 2005. ARCH Management Partners II is the sole general partner of each of ARCH Venture Fund II and ARCH II Parallel Fund. AVP LP is the sole general partner of ARCH Management Partners II. ARCH Venture Corporation is the sole general partner of AVP LP. AVP LLC is the sole general partner of ARCH Venture Fund III. By virtue of their relationship as affiliated entities who have overlapping general partners and managing directors, each Reporting Entity may be deemed to share the power and direct the disposition and vote of the Record Shares. As individual general partners or managing directors of the Reporting Entities, each Managing Director may also be deemed to share the power and direct the disposition and vote of the Record Shares. In addition, as of September 26, 2005, each Managing Director except Crandell is the record owners of 4,366 shares of Common Stock. Crandell is the record owner of 4,366 shares of Common Stock and owns an option to purchase 56,667 shares of Common Stock ("Option Shares"), exercisable as of the date hereof.

                               Page 2 of 13 Pages

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CUSIP NO. 03833410                      13G        PAGE     3   OF     13  PAGES
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                  On September 26, 2005, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Syntellect Inc., a Delaware corporation ("Syntellect"), and Amelia Acquisition Corporation, an Illinois corporation and direct wholly owned subsidiary of Syntellect (the "Sub"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a direct wholly owned subsidiary of Syntellect (the "Merger"). At the effective time and as a result of the Merger, shareholders of the Company will become entitled to receive U.S. $2.76 in cash in exchange for each issued and outstanding share of Company common stock.

                  In connection with the Merger Agreement, ARCH Venture Fund
                  II, ARCH II Parallel Fund and ARCH Venture Fund III entered into a Voting Agreement (the "Voting Agreement") with Syntellect under which they have agreed to vote for the Merger, subject to certain exceptions. Pursuant to the Voting Agreement, the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the other party thereto. The Reporting Persons disclaim beneficial ownership of such shares.

            (b) Percent of class:

                  Each Reporting Person except for the Managing Directors:
                  14.35%. Each Managing Director except Crandell: 14.37%.
                  Crandell: 14.64%. The foregoing percentages, except Crandell's percentage, are calculated based on the 17,956,937 shares of Common Stock reported to be outstanding in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 12, 2005 ("Reported Shares"). Crandell's percentage is calculated based on 18,013,604 shares, which includes the Reported Shares and the Option Shares.

            (c) Number of shares as to which the person has: (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                        0 shares for each Reporting Person except the Managing Directors. 4,366 shares for each Managing Director except Crandell. 61,033 shares for Crandell, which includes the Option Shares.

                  (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                        Each of the Reporting Persons:  2,576,205.

                  (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                        0 shares for each Reporting Person except the Managing Directors. 4,366 shares for each Managing Director except Crandell. 61,033 shares for Crandell, which includes the Option Shares.

                  (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                        Each of the Reporting Persons:  2,576,205.

                               Page 3 of 13 Pages

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CUSIP NO. 03833410                      13G        PAGE     4   OF     13  PAGES
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Each Reporting Person disclaims beneficial ownership of such shares of Common
Stock except for the shares, if any, such Reporting Person holds of record.

Except for the above items, all other items reported on the Schedule 13G filed on February 14, 2005 on behalf of the Reporting Persons with respect to the Common Stock of the Issuer remain unchanged.


                               Page 4 of 13 Pages

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CUSIP NO. 03833410                      13G        PAGE     5   OF     13  PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 2005            ARCH VENTURE FUND II, L.P.

                                    By:   ARCH Management Partners II, L.P.
                                          its General Partner

                                          By:   ARCH Venture Partners, L.P.
                                                its General Partner

                                                By:   ARCH Venture Corporation
                                                      its General Partner

                                                      By:         *
                                                          --------------------
                                                         Steven Lazarus
                                                         Managing Director

                                    ARCH II PARALLEL FUND, L.P.

                                    By:   ARCH Management Partners II, L.P.
                                          its General Partner

                                          By:   ARCH Venture Partners, L.P.
                                                its General Partner

                                                By:   ARCH Venture Corporation
                                                      its General Partner

                                                      By:         *
                                                          --------------------
                                                         Steven Lazarus
                                                         Managing Director

                                    ARCH MANAGEMENT PARTNERS II, L.P.

                                    By:   ARCH Venture Partners, L.P.
                                          its General Partner

                                          By:   ARCH Venture Corporation
                                                its General Partner

                                                By:         *
                                                     -------------------
                                                     Steven Lazarus
                                                     Managing Director

                               Page 5 of 13 Pages

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CUSIP NO. 03833410                      13G        PAGE     6   OF     13  PAGES
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                                    ARCH VENTURE PARTNERS, L.P.

                                    By:   ARCH Venture Corporation
                                          its General Partner

                                          By:         *
                                               -------------------
                                                 Steven Lazarus
                                                 Managing Director

                                    ARCH VENTURE CORPORATION

                                    By:         *
                                         -------------------
                                         Steven Lazarus
                                         Managing Director

                                    ARCH VENTURE FUND III, L.P.

                                    By:   ARCH Venture Partners, L.L.C.
                                          its General Partner

                                          By:         *
                                               -------------------
                                               Steven Lazarus
                                               Managing Director

                                    ARCH VENTURE PARTNERS, L.L.C.

                                          By:         *
                                               -------------------
                                               Steven Lazarus
                                               Managing Director

                                                *
                                    ------------------------
                                         Steven Lazarus

                                       *
                                     -----------------------
                                         Keith Crandell

                                       *
                                     -----------------------
                                         Robert Nelsen

                                       *
                                     -----------------------
                                       Clinton Bybee

                                               * By: /s/ Mark McDonnell
                                                     -------------------
                                                     Mark McDonnell
                                                     as Attorney-in-Fact

--------------------------------------------------------------------------------

This Schedule 13G was executed by Mark McDonnell pursuant to Powers of Attorney attached hereto as Exhibit C and incorporated herein by reference.


                               Page 6 of 13 Pages

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CUSIP NO. 03833410                      13G        PAGE     7   OF     13  PAGES
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                                     EXHIBIT INDEX

A. Voting Agreement dated as of September 26, 2005, filed as Exhibit 99.3 to the Issuer's Current Report on Form 8-K filed on September 27, 2005 with the Securities & Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and incorporated herein by reference.

B.    Agreement regarding filing of joint Schedule 13D.

C.    Power of Attorney dated as of February 14, 2001.

                               Page 7 of 13 Pages

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CUSIP NO. 03833410                      13G        PAGE    8   OF    13  PAGES
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                                                                       EXHIBIT B

                                          AGREEMENT

      Pursuant to Rule 13d-1-(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Apropos Technology, Inc.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  October 6, 2005            ARCH VENTURE FUND II, L.P.

                                    By:   ARCH Management Partners II, L.P.
                                          its General Partner

                                          By:   ARCH Venture Partners, L.P.
                                                its General Partner

                                                By:   ARCH Venture Corporation
                                                      its General Partner

                                                      By:         *
                                                          --------------------
                                                         Steven Lazarus
                                                         Managing Director

                                    ARCH II PARALLEL FUND, L.P.

                                    By:   ARCH Management Partners II, L.P.
                                          its General Partner

                                          By:   ARCH Venture Partners, L.P.
                                                its General Partner

                                                By:   ARCH Venture Corporation
                                                      its General Partner

                                                      By:         *
                                                          --------------------
                                                         Steven Lazarus
                                                         Managing Director

                               Page 8 of 13 Pages

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CUSIP NO. 03833410                      13G        PAGE     9   OF     13  PAGES
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                                    ARCH MANAGEMENT PARTNERS II, L.P.

                                    By:   ARCH Venture Partners, L.P.
                                          its General Partner

                                          By:   ARCH Venture Corporation
                                                its General Partner

                                                By:         *
                                                     -------------------
                                                    Steven Lazarus
                                                    Managing Director

                                    ARCH VENTURE PARTNERS, L.P.

                                    By:   ARCH Venture Corporation
                                          its General Partner

                                          By:         *
                                               -------------------
                                                 Steven Lazarus
                                                 Managing Director

                                    ARCH VENTURE CORPORATION

                                    By:         *
                                         -------------------
                                        Steven Lazarus
                                        Managing Director

                                    ARCH VENTURE FUND III, L.P.

                                    By:   ARCH Venture Partners, L.L.C.
                                          its General Partner

                                          By:         *
                                               -------------------
                                              Steven Lazarus
                                              Managing Director

                                    ARCH VENTURE PARTNERS, L.L.C.

                                          By:         *
                                               -------------------
                                              Steven Lazarus
                                              Managing Director

                               Page 9 of 13 Pages

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CUSIP NO. 03833410                      13G        PAGE    10   OF     13  PAGES
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                                                *
                                    ------------------------
                                         Steven Lazarus

                                                *
                                    ------------------------
                                         Keith Crandell

                                                *
                                     -----------------------
                                         Robert Nelsen

                                                *
                                     -----------------------
                                       Clinton Bybee


                                               * By:  /s/ Mark McDonnell
                                                      -------------------
                                                      Mark McDonnell
                                                      as Attorney-in-Fact

--------------------------------------------------------------------------------

This Agreement was executed by Mark McDonnell pursuant to Powers of Attorney attached hereto as Exhibit C and incorporated herein by reference.

                               Page 10 of 13 Pages

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CUSIP NO. 03833410                      13G        PAGE    11   OF     13  PAGES
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                                                                       EXHIBIT C

                               POWERS OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark McDonnell his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to Sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

      IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 12th day of February, 2001.

                                    ARCH VENTURE FUND II, L.P.

                                    By:   ARCH Management Partners II, L.P.
                                          its General Partner

                                          By:   ARCH Venture Partners, L.P.
                                                its General Partner

                                                By:   ARCH Venture Corporation
                                                      its General Partner

                                                      By/s/ Steven Lazarus
                                                        ------------------------
                                                               Managing Director

                                    ARCH II PARALLEL FUND, L.P.

                                    By:   ARCH Management Partners II, L.P.
                                          its General Partner

                                          By:   ARCH Venture Partners, L.P.
                                                its General Partner

                                                By:   ARCH Venture Corporation
                                                      its General Partner

                                                      By: /s/ Steven Lazarus
                                                         ---------------------
                                                         Managing Director

                                    ARCH MANAGEMENT PARTNERS II, L.P.

                               Page 11 of 13 Pages

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CUSIP NO. 03833410                      13G        PAGE    12   OF     13  PAGES
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                                    By:   ARCH Venture Partners, L.P.
                                          its General Partner

                                          By:   ARCH Venture Corporation
                                                its General Partner

                                                By:  /s/ Steven Lazarus
                                                     ---------------------------
                                                       Managing Director

                                    ARCH VENTURE PARTNERS, L.P.

                                    By:   ARCH Venture Corporation
                                          its General Partner

                                          By:  /s/ Steven Lazarus
                                               -------------------------------
                                                 Managing Director

                                    ARCH VENTURE CORPORATION

                                    By:  /s/ Steven Lazarus
                                        --------------------------------------
                                           Managing Director

                                    ARCH VENTURE FUND III, L.P.

                                    By:   ARCH Venture Partners, L.L.C.
                                          its General Partner

                                          By:  /s/ Steven Lazarus
                                               -------------------------------
                                                 Steven Lazarus
                                               Managing Director

                                    ARCH VENTURE PARTNERS, L.L.C.


                                          By:   /s/ Steven Lazarus
                                             ---------------------------------
                                             Steven Lazarus
                                             Managing Director

                                    /s/ Steven Lazarus
                                    ------------------------------------------
                                         Steven Lazarus

                                    /s/ Keith Crandell
                                    ------------------------------------------
                                         Keith Crandell

                                    /S/ Robert Nelsen
                                    ------------------------------------------

                              Page 12 of 13 Pages

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CUSIP NO. 03833410                      13G        PAGE   13   OF     13  PAGES
          --------                                     ---------  ---------
-----------------------------                    -------------------------------

                                         Robert Nelsen

                                    /s/ Clinton Bybee
                                    ------------------------------------------
                                       Clinton Bybee

                               Page 13 of 13 Pages